Form 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the year ended December 31, 2005

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

2 Meridian Drive

Treeview Corporate Center

Wyomissing, Pennsylvania 19610

(Address of principal executive office of the issuer)

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of

the Savings Plan of Carpenter Technology Corporation

Reading, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Reading, Pennsylvania
May 2, 2006

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
ASSETS
Investments, at fair value	$352,756	$344,885
Investment income receivable	—	622

Total assets	352,756	345,507

LIABILITIES
Refundable contributions	—	86
Accrued administration expenses	—	60

Total liabilities	—	146

Net assets available for benefits	$352,756	$345,361

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$10,857	$8,056
Net appreciation in fair value of investments	16,249	47,652

	27,106	55,708

Contributions:
Salary deferral	9,014	9,162
Participant	1,100	1,660
Rollover	642	252
Company basic	4,594	4,595

	15,350	15,669

Total additions	42,456	71,377

Deductions from net assets attributed to:
Benefits paid to participants	27,933	33,075
Administrative expenses	70	75
Transfer to successor trustee	7,058	—

Total deductions	35,061	33,150

Net increase	7,395	38,227
Net assets available for benefits:
Beginning of year	345,361	307,134

End of year	$352,756	$345,361

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides only general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the “Company”).

General:

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2005, The Vanguard Group replaced Mellon Trust and Mellon HR Solutions as Trustee and Recordkeeper, respectively, of the Plan.

Plan Transfer:

One of the Company’s subsidiaries, Carpenter Specialty Products Corporation, was sold effective June 30, 2005. Pursuant to the sale, the assets of the participants, having a fair market value of $7,058,000, were transferred to a successor trustee in 2005.

Contributions:

Each year, participants may contribute up to 35 percent of annual compensation on a pretax basis (known as salary deferral contributions), and up to 35 percent of annual compensation on an after-tax basis (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 35 percent of total compensation. Participants who are age 50 or older may make “catch-up contributions”, which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers). The Company contributes an amount equal to three percent of each employee’s base pay (known as company basic contributions). Contributions are subject to certain limitations.

Participant’s Accounts:

Several accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued:

Participant’s Accounts, continued:

•	Employee pretax salary deferral account - credited with salary deferral contributions on a before tax basis, which are participant directed;

•	Employee after tax account - credited with participant contributions after tax, which are participant directed;

•	Company basic contribution account - Company contributions which are participant directed;

•	Rollover contribution account - credited with rollover contributions, which are participant directed;

•	Inter-plan transfer accounts - transfers from other Carpenter Plans, which are participant directed;

•	Profit sharing account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants are able to transfer amounts to other investment funds.

•	Prior plan money purchase plan account - transferred from the Retirement Plan of Talley Metals and are participant directed and not eligible for loan or withdrawal.

Vesting:

All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

Investment Funds:

The Plan maintains twenty-one investment funds. Each participant may designate separately the investment fund or funds in which their monies are to be invested.

Participant Loans:

Loans are available from various participant accounts in a particular hierarchy for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required with each

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued:

Participant Loans, continued:

pay, and payment in full is required at the time of the participant’s separation.

Benefits Paid to Participants:

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by December 31st of the year in which the participant attains age 70 1/2. Hardship and non-hardship in-service withdrawals are permitted subject to certain restrictions. Upon reaching age 59 1/2, the following hierarchy applies to withdrawals: 1) Rollover account, 2) Profit sharing account, 3) Employee pre-tax account, 4) Company basic contribution account, 5) Inter-plan transfer accounts. The Money purchase plan account is not available for withdrawal until retirement. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company’s common stock or cash, at the participant’s option.

Administrative Expenses:

Investment management fees and trustee fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

Plan Termination:

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

2.	Summary of Significant Accounting Policies:

A.	The financial statements of the Plan are prepared under the accrual method of accounting.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, continued:

B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	The Plan’s investments in registered investment companies are stated at fair value, by reference to quoted market prices. The common collective trust and other investments are valued at the net value of participation units held by the Plan at year end. The value of these units is determined by the trustee based on current market values of the underlying assets of the trust. Therefore, the value of the common collective trust is deemed to be at estimated fair value. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

D.	The net appreciation or depreciation in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation or depreciation on investments.

E.	Benefits are recorded when paid.

F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

G.	Certain reclassifications were made to the 2004 financial statement presentation format in order to conform to the 2005 financial statement presentation format. These reclassifications had no impact to the net assets available for benefits.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Investments:

The following table presents fair value of investments:

	December 31
	2005	2004
	(in thousands)
Registered investment companies, at fair value, as determined by quoted market prices	$214,664	$194,669
Common stock, at fair value, as determined by quoted market prices	44,757	49,715
Common collective trust, at estimated fair value	82,624	89,144
Participant loans, at cost, which approximates fair value	10,711	11,357

	$352,756	$344,885

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2005	2004
	(in thousands)
Mellon Stable Value Fund	$82,624	$89,144
Vanguard 500 Index Fund	$66,039	*
Carpenter Technology Stock Fund	$44,757	$49,715
Dodge & Cox Stock Fund	$26,278	$21,986
Dreyfus Midcap Value Fund	$21,151	$28,223
American Balanced Fund	$20,546	$21,458
Fidelity Dividend Growth Fund	*	$46,780
Mellon EB DL S&P 500 Index Fund	*	$25,404

*	Fund does not exist for the plan in this year

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,249,000 and $47,652,000, respectively, as follows:

	2005	2004
	(in thousands)
Common stock	$10,173	$13,109
Registered investment companies	6,076	34,543

	$16,249	$47,652

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

4.	Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party and Party-in-Interest Transactions:

Certain Plan investments in 2005 and 2004 were shares of registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”), an affiliate of The Vanguard Group, and Mellon Bank, respectively. VFTC was trustee in 2005, and Mellon Bank was trustee in 2004, as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan in 2005 and 2004 for investment management services amounted to $42,000 and $61,000, respectively.

Participants may elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2005 and 2004 were $33,674,000 and $19,517,000 respectively. Total sales at market value related to the stock for 2005 and 2004 were $48,804,000 and $40,453,000 respectively.

6.	Refundable Contributions

Contributions received from participants are net of payments made to certain active participants to return to them excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount of excess contributions for 2004 was $86,000. This amount is reflected as a refundable contribution in the Statement of Net Assets Available for Benefits.

Effective with plan year 2005, a safe-harbor plan design for discrimination testing was adopted.

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Savings Plan of Carpenter Technology Corporation

as of December 31, 2005

EIN: 23-0458500

PN: 020

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
	American Balanced Fund	Registered Investment Company	$20,546,000
	American Funds EuroPacific Growth Fund	Registered Investment Company	16,876,000
	Dodge & Cox Stock Fund	Registered Investment Company	26,278,000
	Dreyfus Midcap Value Fund	Registered Investment Company	21,151,000
	PIMCO Total Return Fund	Registered Investment Company	10,674,000
	Mellon Stable Value Fund	Common Collective Trust	82,624,000
	TRP Spectrum Growth Fund	Registered Investment Company	1,464,000
*	Vanguard 500 Index Fund	Registered Investment Company	66,039,000
*	Vanguard Explorer Fund	Registered Investment Company	1,015,000
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	13,941,000
*	Vanguard PRIMECAP Fund	Registered Investment Company	1,396,000
*	Vanguard Prime Money Market Fund	Registered Investment Company	8,657,000
*	Vanguard Small-Cap Index Fund	Registered Investment Company	12,019,000
*	Vanguard Small-Cap Value Index Fund	Registered Investment Company	4,139,000
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	566,000
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	4,876,000
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,739,000
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,097,000
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,182,000
*	Vanguard Target Retirement Income Fund	Registered Investment Company	1,009,000
*	Carpenter Stock Fund	Company Stock Fund	44,757,000
	Loan Fund	Loans to Participants interest rate range 4.25% to 10.74% no loans due past 11/24/2026	10,711,000
	TOTAL		$352,756,000

*	Party-in-Interest

Note: Cost information has not been presented, as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date: May 4, 2006	By:	/s/ Terrence E. Geremski
Terrence E. Geremski
Senior Vice President - Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm